Meshflow Acquisition Corp.

406 N. Sangamon Street

Chicago, Illinois 60642

December 5, 2025

VIA EDGAR

Pamela Long

Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Meshflow Acquisition Corp.
Registration Statement on Form S-1
Filed September 10, 2025, as amended
File No. 333-290175

Dear Ms. Long and Mr. Regan:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Meshflow Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on December 9, 2025, or as soon thereafter as practicable.

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Bartosz Lipiński
Name:	Bartosz Lipiński
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

cc: Elliott Smith, Perkins Coie LLP

[Signature Page to Acceleration Request]